Exhibit 99

[LOGO] EPMediSystems

                                         For Further Information Contact:
NASDAQ: EPMD                             Joseph M. Turner, CFO
FOR RELEASE NOVEMBER 15, 2000            (973) 398-2800

                   EP MEDSYSTEMS REPORTS THIRD QUARTER RESULTS
             AND CONSUMMATES A $3.2 MILLION FINANCING WITH MEDTRONIC

MOUNT ARLINGTON, N.J. (November 15, 2000) -- EP MedSystems, Inc. (NASDAQ: EPMD) today announced results for the nine months ended September 30, 2000. Net sales were $7,756,310 as compared to $7,792,278 in 1999. The basic and diluted loss per share for the nine months ended September 30, 2000 was $0.27 per share as compared to $0.25 for the same period in 1999.

Net sales for the third quarter ended September 30, 2000 were $2,717,092 as compared to $2,836,267 for the comparable period in 1999. The net loss for the quarter was $976,873 as compared to $841,944 for the same period in 1999. The basic and diluted loss per share for the quarter was $0.08 in both 2000 and 1999. The increase in the operating loss was primarily attributable to exchange rate fluctuations, costs relating to the completion of the ALERT(R) clinical trial, development costs related to the new Ultrasound catheter imaging system and additional investment in the Company's sales and clinical team.

This week, EP MedSystems, Inc. entered into a debt financing for up to $3.2 million with Medtronic, Inc. The financing is in the form of a secured promissory note bearing interest at two percent above the prime rate, is repayable in three years and is secured by a pledge of stock owned by EPMD's Chairman in another company. EP MedSystems, Inc. received $1.6 million at closing and funding of the remaining portion of the loan will occur on or about December 31, 2000, subject to certain conditions. Medtronic, Inc., with annual sales in excess of $5 billion, is the world's leading medical technology company.

Mr. David A. Jenkins, EP MedSystem's Chairman and CEO, commented, "We are pleased to have concluded this arrangement of financing. It is intended to bridge the short period of time until our key disposable products receive approval. The debt structure allows us to have the cash without dilution to current shareholders. All of us at EPMD are looking forward to the U.S. approval of our disposable products, and their expected contribution to growth."


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

Mr. Jenkins, stated further, "With the anticipated ALERT(R) U.S. market release, we will begin our transition from sales generated primarily from capital equipment to more predictable sales generated largely from disposable catheter products. We achieved significant milestones in the nine months of 2000 including the completion of the U.S. ALERT(R) clinical trial and submitting its Pre-Market Approval ("PMA") to the United States Food and Drug Administration (the "FDA") in September 2000.

During the nine months of this year, EPMD achieved a number of significant milestones, including:

o FDA grant of expedited review of the ALERT(R) System upon acceptance of the Pre Market Approval application.

o     Completion of the ALERT(R)U.S. clinical trial.

o     Submission of the ALERT(R) PMA application with the FDA in September 2000.

o Positive results of the ALERT(R) clinical trial showing success in 81% of the ALERT(R) patients versus success in 74% of the external cardioversion patients.

o     Introduction of Windows for Workmate.

o Receipt of CE Mark for the ALERT(R) Companion II, our touchscreen defibrillation system.

o The finalization of a joint agreement with Witt Biomedical Corp. to develop and market a combination cardiology workstation which is expected to provide hemodynamic and electrophysiological monitoring in the newest Windows(TM) operating system.

EP MedSystems develops and markets cardiac electrophysiology ("EP") products used to diagnose and treat certain cardiac disorders. The Company's EP product line includes the EP WorkMate(R) Computerized Electrophysiology Workstation, the EP-3(TM) Computerized Electrophysiology Stimulator and EP catheters. The ALERT(R) catheter is proprietary and used in tandem with the ALERT(R) Companion to deliver a bi-phasic low energy waveform used to convert atrial fibrillation to a normal synus rhythm. EPMD estimates that there are approximately 2 million people in the U.S. with atrial fibrillation; a disease associated with reduced cardiac output, congestive heart failure, and stroke. For more information visit our Website at www.epmedsystems. com.


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

                               EP MEDSYSTEMS, INC.
                             SELECTED FINANCIAL DATA
                                   (Unaudited)

                                        Three Months Ended              Nine Months Ended
                                           September 30,                  September 30,
                                   ----------------------------    ---------------------------
Income Statement Data                  2000            1999            2000            1999
                                   ------------    ------------    ------------    -----------
Net Sales                          $  2,717,092    $  2,836,267    $  7,756,310    $ 7,792,278
Cost of products sold                 1,213,981       1,215,711       3,610,527      3,480,777
                                   ------------    ------------    ------------    -----------
   Gross Profit                       1,503,111       1,620,556       4,145,783      4,311,501
Operating expenses
   Sales and marketing                1,147,978       1,034,065       3,636,928      3,228,309
   General and administrative           723,361         797,772       2,028,283      1,817,623
   Research and development             600,278         625,606       1,864,861      1,752,808
                                   ------------    ------------    ------------    -----------
     Loss from operations              (968,505)       (836,887)      3,384,288     (2,487,237)

Other (expense) income, net              (8,368)         (5,057)        225,742         44,133
                                   ------------    ------------    ------------    -----------
   Net Loss                        $   (976,873)   $   (841,944)   $ (3,158,546)   $(2,443,104))
                                   ============    ============    ============    ===========

Basic and diluted loss per share   $       (.08)   $       (.08)   $       (.27)   $      (.25)
                                   ============    ============    ============    ===========

Weighted Average
Shares Outstanding                   11,988,808      10,233,189      11,705,126      9,958,053
                                   ============    ============    ============    ===========

                                   At September 30,    At December 31,
      Balance Sheet Data                 2000               1999
                                     ------------      --------------
      Cash and cash equivalents      $1,236,000         $2,007,000
      Working capital                 2,771,000          4,876,000
      Total assets                    9,009,000          9,663,000
      Total liabilities               3,509,000          2,674,000
      Shareholder's equity            5,501,000          6,989,000


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

This Release contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. When used by EPMD, the words or phrases "believes," "anticipates," "expects," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Such forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual results or events to differ materially and adversely from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company's history of losses and uncertainty of profitability; risks regarding demand for new and existing products, particularly the EP WorkMate(R) and the ALERT(R) System; the success of new product development efforts; clinical results of the ALERT(R) System; the uncertainty as to whether the Company's products will receive approval for sale in the United States and in the event that they do receive approval, the risk that there will not be third party reimbursement available; the Company's highly competitive industry and rapid technological change within the industry and the fact that the industry is dominated by large companies with much greater resources than the Company; the reliance on key personnel; the uncertainty of patent or proprietary technology protection, particularly with respect to the ALERT(R) System; as well other factors discussed in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 and Quarterly report on Form 10-QSB for the quarter ended March 31, 2000 filed with the SEC.

The Company cautions investors and others to review the cautionary statements set forth in this Release and in the Company's reports filed with the Securities and Exchange Commission and cautions that other factors may prove to be important in affecting the Company's business and results of operations. Readers are cautioned not to place undue reliance on these forward-looking statements, INCLUDING ANY DISCUSSION REGARDING THE INCREASE OF FUTURE REVENUES OF THE COMPANY, which speak only as of the date of this report. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of anticipated events.


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